

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Scott A. Bibaud
Chief Executive Officer
Atomera Incorporated
750 University Avenue, Suite 280
Los Gatos, CA 95032

   Re: Atomera Incorporated
     Registration Statement on Form S-3
     Filed October 30, 2019
     File No. 333-234382

Dear Mr. Bibaud:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

   Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing